

February 17, 2023

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

> **Re: MingZhu Logistics Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed January 30, 2023**
> **File No. 333-267839**

Dear Jinlong Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-3

About MingZhu Logistics Holdings Limited, page 1

1. We note your revised disclosure in response to prior comment 1 states that "unless the context otherwise requires," references to the "Company" "we," "our" or "us" refer to Mingzhu Logistics Holdings Limited and its subsidiaries, excluding the VIEs and the VIEs' subsidiaries. Please make corresponding revisions on page 18. Please remove references to "unless the context otherwise indicates" and revise your disclosure, as necessary, to clarify to investors which entities disclosure is referencing. In addition, please make corresponding revisions to your disclosure on page 18.

<u>Permissions and Approvals for Our Operations and Issuance of Securities to Foreign Investors, page 3</u>

2. We note you have revised your disclosure in response to prior comment 2 to state that your PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are "material" for the business operations of your subsidiaries and VIEs in China. Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business. In addition, we note you disclose that "aside from the necessary documentation, approvals and filings required for the ordinary course of business," neither you, your subsidiaries or VIEs is required to obtain regulatory approval from Chinese authorities before listing or subsequent offering in the U.S. under any existing PRC law, regulations or rules, including the CSRC, the CAC or any other relevant Chinese regulatory agencies that is required to approve your subsidiaries or VIEs operations. Please state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

<u>General</u>

3. We remind you that, as indicated in comment 8 to our letter dated November 2, 2022, we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2021 have been resolved. To the extent the comments contained in our letters regarding such 20-F apply to the disclosure contained in the Form F-3, please make appropriate and corresponding revisions.

     Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Bill Huo